SO
3/10/03

03002153

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

UF 3-5-03 **

FACING PAGE

Information Required of Brokers and Dealers
Pursuant to Section 17 of the Securities Exchange Act of 1934
and Rule 17a-5 Thereunder

SEC FILE NUMBER
8-38588

REPORT FOR THE PERIOD BEGINNING January 1, 2002 (MM/DD/YY) AND ENDING December 31, 2002 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Wells Fargo Investments, LLC

Official Use Only

FIRM ID. NO.

SEC MAIL PROCESSING SECTION
RECEIVED
MAR - 3 2003
WASH. D.C.
181

ADDRESS OF PRINCIPAL PLACE OF BUSINESS:
(Do not use P.O. Box No.)

420 Montgomery Street
(No. and Street)

San Francisco	California	94104
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mr. V. Lawrence Bensussen

(Area Code – Telephone No.)
206-464-8879

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
(Name – if individual, state last, first, middle name)

KPMG LLP

4200 Wells Fargo Center, 90 South Seventh Street, Minneapolis, MN 55402

(ADDRESS) Number and Street City State Zip Code

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 20 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

I, V. Lawrence Bensussen, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Wells Fargo Investments, LLC, as of December 31, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer except as follows:

Name: V. Lawrence Bensussen
Title: Chief Financial Officer

Notary Public

JEAN M. MOSLEY
Notary Public
Minnesota
My Commission Expires Jan. 31, 2005

This report ** contains (check all applicable boxes):

- [X] (a) Facing Page
- [X] (b) Statement of Financial Condition
- [ ] (c) Statement of Income
- [ ] (d) Statement of Cash Flows
- [ ] (e) Statement of Changes in Stockholder's Equity of Partners' or Sole Proprietor's Capital
- [X] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors
- [ ] (g) Computation of Net Capital
- [ ] (h) Computation for Determination of Reserve Requirement Pursuant to Rule 15c3-3
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3
- [ ] (j) A Reconciliation, including appropriate explanation, of the computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A Rule 15c3-3
- [ ] Schedule of Segregation Requirements and Funds in Segregation Pursuant to Commodity Exchange Act
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation
- [X] (l) An Oath or Affirmation
- [ ] (m) A Copy of the SIPC Supplemental Report
- [ ] (n) A Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit

Note: These financial statements and supplemental schedules will be made available promptly to all members and allied members of the New York Stock Exchange, Inc. in our organization.
Note: The table of contents was incorporated within the audited financial statements.
** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3)

WELLS FARGO INVESTMENTS, LLC

Table of Contents

KPMG

4200 Wells Fargo Center
90 South Seventh Street
Minneapolis, MN 55402

Independent Auditors' Report

The Board of Governors and Member
Wells Fargo Investments, LLC:

We have audited the accompanying statement of financial condition of Wells Fargo Investments, LLC, a wholly owned subsidiary of Wells Fargo Investment Group, Inc. whose ultimate parent is Wells Fargo & Company, as of December 31, 2002, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit of a statement of financial condition includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of Wells Fargo Investments, LLC as of December 31, 2002, in conformity with accounting principles generally accepted in the United States of America.

KPMG LLP

February 24, 2003

WELLS FARGO INVESTMENTS, LLC

Statement of Financial Condition

December 31, 2002

(In thousands)

Assets

Cash and cash equivalents	$	35,552
Cash and market value of securities required to be segregated under federal or other regulations (note 3)		7,984
Deposits with clearing organizations		9,849
Receivable from:		
Brokers, dealers, and clearing organizations (note 4)		22,798
Customers, net of allowance of $7,765		335,754
Securities received as collateral (note 2i)		119,663
Securities owned, at market value (note 5)		124,253
Securities purchased under agreements to resell (note 2f)		86,988
Securities borrowed		124,113
Furniture, equipment, and leasehold improvements, at cost, less accumulated depreciation and amortization of $13,701		11,362
Due from affiliates		2,964
Goodwill, net of accumulated amortization of $14,535		152,262
Other assets		14,562
Total assets	$	1,048,104

Liabilities and Member's Equity

Liabilities:		
Payable to:		
Brokers, dealers, and clearing organizations (note 4)	$	17,183
Customers, including free credit balances of $265,522		322,694
Obligation to return securities received as collateral (note 2i)		119,663
Securities loaned		114,323
Securities sold, not yet purchased, at market value (note 5)		88,782
Due to affiliates		5,004
Accrued compensation and related benefits		18,751
Other liabilities and accrued expenses		13,393
		699,793
Commitments and contingencies (note 8)		
Liabilities subordinated to claims of general creditors (note 6)		120,000
Total liabilities		819,793
Member's equity		228,311
Total liabilities and member's equity	$	1,048,104

See accompanying notes to statement of financial condition.

WELLS FARGO INVESTMENTS, LLC

Notes to Statement of Financial Condition

December 31, 2002

(In thousands)

(1) Organization and Nature of Operations

Wells Fargo Investments, LLC (WFI) is a wholly owned subsidiary of Wells Fargo Investment Group, Inc. (WFIG) whose ultimate parent is Wells Fargo & Company (WFC). WFI's primary activities are securities brokerage and related investment services that include full service brokerage to retail clients, investment research, principal trading, correspondent clearing, and distribution of corporate securities. WFI is registered with the Securities and Exchange Commission (the SEC) as a broker/dealer, is a member firm of the New York Stock Exchange (the NYSE), and has retail offices located in the central and western regions of the United States.

(2) Summary of Significant Accounting Policies

(a) Cash and Cash Equivalents

Cash and cash equivalents include cash in banks and money market mutual funds and exclude amounts segregated under federal or other regulations. Cash equivalents are part of the cash management activities of WFI.

(b) Securities Transactions

Securities owned and securities sold, not yet purchased are recorded on a trade-date basis at market values.

Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net on the statement of financial condition.

(c) Fair Value of Financial Instruments

Substantially all of WFI's financial assets and liabilities are carried at market value or at contracted amounts, which, because of their short-term nature, approximate current fair value.

(d) Receivable From and Payable to Brokers/Dealers

Amounts receivable from and payable to brokers/dealers consist primarily of the contract value of securities which have not been delivered or received as of the date of the statement of financial condition.

(e) Receivable From and Payable to Customers

Amounts receivable from and payable to customers arise from normal securities margin and cash transactions. Securities owned by customers and either held as collateral for these transactions or held in safekeeping are not reflected in the statement of financial condition. Management considers the receivables adequately collateralized.

(f) ***Securities Under Agreement to Resell and Repurchase***

Resale and repurchase agreements are treated as financing arrangements and are carried at contract amounts reflective of the amounts at which the securities will be subsequently reacquired or resold, plus accrued interest. Resale and repurchase agreements are collateralized primarily with U.S. government and government agency obligations. Such agreements provide WFI with the right to maintain the relationship between the market value of the collateral and the receivable or payable. It is WFI's policy to take physical possession or control of the collateral underlying resale agreements.

WFI's risk with regard to resale agreements is the failure of the counterparty to the transaction to perform its obligation under the transaction and the balance of the receivable exceeds the market value of the underlying collateral. WFI's risk with regard to repurchase agreements is the failure of the counterparty to the transaction to perform its obligation under the transaction and the market value of the underlying collateral exceeds the balance of the corresponding payable. WFI monitors the market value of the underlying securities as compared to the related receivable, including accrued interest, and requires additional collateral where deemed appropriate.

At December 31, 2002, WFI has received collateral under resale agreements that it is permitted by contract or custom to sell or repledge of $89,003. Of this amount, $85,261 has been sold or repledged.

(g) ***Furniture, Equipment, and Leasehold Improvements***

Furniture and equipment are stated at cost less accumulated depreciation, and are depreciated using the straight-line method over the estimated useful life of the asset, generally three to five years. Leasehold improvements are amortized using the straight-line method over the lesser of the respective lease term or the estimated life of the improvement.

(h) ***Other Assets***

Included in other assets are forgivable loans made to investment executives and other revenue-producing employees, typically in connection with their recruitment. These loans are forgivable based on continued employment and are amortized over the life of the loan, which is generally three to five years, using the straight-line or effective interest method.

(i) ***Securities Lending Activities***

Securities borrowed and securities loaned are financing arrangements recorded at the amount of cash collateral advanced or received. Securities borrowed transactions require WFI to deposit cash, letters of credit, or other collateral with the lender. With respect to securities loaned, WFI receives cash or other collateral in an amount generally in excess of the market value of securities loaned. WFI monitors the market value of securities borrowed and loaned on a daily basis, with additional collateral obtained or refunded as necessary. When WFI acts as the lender in a securities lending agreement and receives securities as collateral that can be pledged or sold, it recognizes on the

(In thousands)

statement of financial condition the securities received as well as an obligation to return the securities. Accordingly, WFI's statement of financial condition separately reflects these assets and liabilities. At December 31, 2002, WFI has received collateral under securities lending agreements that it is permitted by contract or custom to sell or repledge of $119,663. Of this amount, $104,197 has been sold or repledged.

(j) Income Taxes

WFI is disregarded as an entity separate from its owner and its results of operations are included in the federal and state income tax returns of the sole member and its parent, WFIG.

(k) Goodwill

Goodwill represents the excess of the purchase price over the fair value of net assets acquired in business combinations under the purchase method of accounting. Pursuant to Statement of Financial Accounting Standards (SFAS) No. 142, *Goodwill and Other Intangible Assets*, effective January 1, 2002, all goodwill amortization was discontinued and goodwill is assessed at least annually for impairment on a reporting unit level by applying a fair-value-based test using discounted estimated future net cash flows. Because 100 percent of goodwill is treated as a non-allowable asset for regulatory purposes, the impact of any impairment on goodwill would not affect WFI's net capital. In management's opinion, no impairment exists as of December 31, 2002.

(l) Recently Issued Accounting Standards

In June 2002, the FASB issued SFAS No. 146, *Accounting for Costs Associated with Exit or Disposal Activities*, which addresses financial accounting and reporting for costs associated with exit or disposal activities. Under SFAS No. 146, such costs will be recognized when the liability is incurred, rather than at the date of commitment to an exit plan. SFAS No. 146 is effective for exit or disposal activities that are initiated after December 31, 2002, with early application permitted. WFI will account for any exit or disposal after December 31, 2002 in accordance with SFAS No. 146.

(m) Use of Estimates

The preparation of the statement of financial condition in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statement of financial condition. Actual results could differ from such estimates.

(3) Cash and Securities Required to Be Segregated Under Federal or Other Regulations

In accordance with the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, at December 31, 2002, cash and market value of securities required to be segregated under federal or other regulations reflects $7,984 of U.S. Treasury securities that were segregated for the exclusive benefit of customers. WFI transferred an additional $23,952 to a special reserve account on January 2, 2003 pursuant

(In thousands)

to the December 31, 2002 customer reserve calculation. WFI also transferred $20,000 to a special reserve account for proprietary accounts of introducing brokers (PAIB) on January 3, 2003 pursuant to the December 31, 2002 PAIB reserve calculation.

(4) Receivable from and Payable to Brokers, Dealers, and Clearing Organizations

Amounts receivable from and payable to brokers, dealers, and clearing organizations consist of the following:

Receivables:	
Securities failed to deliver	$ 1,651
Receivables arising from unsettled securities transactions, net	9,124
Clearing organizations and other	12,023
	$ 22,798
Payables:	
Securities failed to receive	$ 14,177
Payable to brokers clearing through WFI as a correspondent	1,317
Clearing organizations and other	1,689
	$ 17,183

(5) Marketable Securities Owned and Securities Sold, Not Yet Purchased and Trading Revenues

Marketable securities owned and marketable securities sold, not yet purchased consist of trading securities at quoted market values as follows:

	Owned	Sold, not yet purchased
U.S. Government and government agency obligations	$ 124,014	$ 88,670
Corporate stocks	239	112
	$ 124,253	$ 88,782

Securities sold, not yet purchased represent obligations of WFI to deliver the specified security at the contracted price, and thereby create a liability to purchase the security in the market at prevailing prices. Accordingly, these transactions result in off-balance-sheet risk, as WFI's ultimate obligation to satisfy the sale of securities sold, not yet purchased may exceed the amount recognized in the statement of financial condition.

(In thousands)

(6) Liabilities Subordinated to Claims of General Creditors

In December 2002, WFI entered into a $120,000 subordinated loan agreement with WFC. The loan matures on January 31, 2006 with no scheduled principal payments until maturity. Interest is paid quarterly and is based on 90-day LIBOR rate plus 0.25%.

The liabilities subordinated to claims of general creditors are covered by agreements approved by the NYSE and are available in computing net capital under the SEC's Uniform Net Capital Rule. To the extent such borrowings are required for WFI's continued compliance with minimum net capital requirements (see note 9), they may not be repaid.

(7) Related Party Transactions

In the ordinary course of business, WFI enters into material transactions with other affiliates of WFC. These transactions could be charges or reimbursements to WFI and include certain securities transactions, costs incurred for employee benefit programs sponsored by WFC (see note 10), costs incurred to reimburse affiliates for rent and other occupancy charges paid on its behalf, interest paid to affiliates under short-term and subordinated financing arrangements, and other operating expenses allocated by affiliates. Additionally, WFI provided correspondent brokerage clearing services to three affiliated broker/dealers for which it was paid correspondent clearing fees during the year ended December 31, 2002.

At December 31, 2002, WFI had available credit from WFC under an unsecured short-term promissory note that is authorized up to $500,000. Additionally, WFI periodically obtains short-term financing from Wells Fargo Bank Minnesota, N.A. (the Bank) under repurchase agreements which are collateralized by trading securities. WFI pays interest on these financing arrangements at interest rates approximating commercial lending rates. At December 31, 2002, WFI had no outstanding borrowings under these arrangements.

In May 2002, WFIG acquired the assets and liabilities of Securities Corporation of Iowa and Securities Corporation of Iowa Capital Management, Inc. for $12,354 and $5,519 respectively, which it subsequently contributed to WFI. WFI recorded the assets and liabilities based upon their historical carrying amounts, (including goodwill of $9,877 and $5,520 respectively), and accounted for the contribution from WFIG as a capital infusion. Both companies were affiliates of WFI and WFIG.

In August 2002, WFIG acquired the assets and liabilities of Marquette Financial Group, Inc. for $1,787, which it subsequently contributed to WFI. WFI recorded the assets and liabilities based upon their historical carrying amounts and accounted for the contribution from WFIG as a capital infusion. Marquette Financial Group, Inc. was an affiliate of WFI and WFIG.

During 2002, WFI made capital distributions totaling $151,510 to WFIG.

(8) Leases, Commitments, and Contingent Liabilities

WFI leases certain office space and data processing equipment under several noncancelable operating leases. Certain leases have renewal options and clauses for escalation and operating cost adjustments based

(In thousands)

upon increased costs incurred by the lessor. Future minimum rental commitments under the terms of the lease agreements as of December 31, 2002 are as follows:

December 31,	
2003	$ 8,207
2004	8,067
2005	7,520
2006	3,379
Thereafter	—
	$ 27,173

Minimum rental commitments excludes noncancelable operating leases which are administered by an affiliate for the benefit of WFI when WFI does not have the contractual obligation.

In the normal course of business, there are various lawsuits, claims, and contingencies pending against WFI which, in the opinion of management, will be resolved with no material impact on WFI's financial position.

(9) Net Capital Requirements

WFI is subject to the Uniform Net Capital Rule 15c3-1 (the Rule) under the Securities Exchange Act of 1934. WFI has elected to compute net capital under the alternative provisions of the Rule, which require WFI to maintain net capital, as defined, equal to the greater of $1,500 or 2% of aggregate debit items arising from customer transactions, as defined. At December 31, 2002, WFI's net capital was $154,497, which was 46% of aggregate debit items and which exceeded the minimum net capital requirement of $6,765 by $147,732.

The net capital rules of the NYSE also provide that equity capital may not be withdrawn or cash dividends paid without notification if resulting net capital would be less than 5% of aggregate debit items arising from customer transactions.

(10) Employee Benefits

WFI participates in WFC's noncontributory qualified defined benefit retirement plans that cover substantially all employees. The actuarial present values of accumulated plan benefits and net assets available for benefits relating to only WFI's employees are not available.

WFI's employees are eligible for benefits under WFC's 401(k) Plan. Under the 401(k) Plan, each eligible employee may contribute up to 18% of their pretax certified compensation, although certain employees who are considered "highly compensated" under the Internal Revenue Code may be subject to certain limitations. Eligible employees who complete one year of service are eligible for matching company contributions, which are generally a dollar for dollar match up to 6% of an employee's certified

compensation. The matching contributions are invested in WFC's common stock and are generally subject to a four-year vesting schedule.

(11) Financial Instruments With Off-Balance-Sheet Risk

In the normal course of business, WFI engages in activities involving the execution, settlement and financing of various securities transactions. These activities may expose WFI to off-balance-sheet risk in the event that the other party to the transaction is unable to fulfill its contractual obligations.

Customer securities transactions are recorded on a settlement date basis, which is generally three business days after the trade date. WFI is therefore exposed to risk of loss on these transactions in the event of the customer's or broker's inability to meet the terms of their contracts, in which case WFI may have to purchase or sell financial instruments at prevailing market prices. WFI has established procedures to reduce this risk by requiring deposits from customers for certain types of trades.

As customers write option contracts or sell securities short, WFI may incur losses in the event customers do not fulfill their obligations and the collateral in the customer's account is not sufficient to fully cover losses which customers may incur from these strategies. WFI seeks to control the risks associated with its customers' activities, including the customer accounts of its correspondents for which it provides clearing services, by requiring customers to maintain margin collateral in compliance with various regulatory and internal guidelines. The required margin levels are monitored daily and, pursuant to such guidelines, customers are required to deposit additional collateral when necessary or to reduce positions when acceptable.

At times, WFI arranges secured financing by pledging securities owned for short-term borrowing and to satisfy margin deposits of clearing organizations. WFI also actively participates in borrowing and lending of securities other than those of its customers. In the event the counterparty in these and other securities loaned transactions is unable to return such securities pledged or repay the deposit placed with them, WFI may be exposed to the risks of acquiring the securities at prevailing market prices or holding collateral possessing a market value less than that of the related pledged securities. WFI seeks to control the risks by monitoring the market value of securities pledged and requiring adjustments of collateral levels where necessary.